ANGLO AMERICAN

05011865

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

3 October, 2005

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 13 2005 WASH. D.C. 185 SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Director/PDMR Shareholding
- Additional Listing
- Butterfield Trust

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Yours faithfully
For and on behalf of Anglo American plc

PP Caroline Marshall

I Barton
Assistant Company Secretary
Encs - 15 copies

10/19

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that on 30 September 2005 the following non-executive directors of the Company purchased ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R C Alexander	134	16.27
R J Margetts	433	16.27
F T M Phaswana	686	16.27
Sir Mark Moody-Stuart	663	16.27
Dr C E Fay	415	16.27

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
30 September 2005

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that on 30 September 2005 the following non-executive directors of the Company purchased ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R C Alexander	134	16.27
R J Margetts	433	16.27
F T M Phaswana	686	16.27
Sir Mark Moody-Stuart	663	16.27
Dr C E Fay	415	16.27

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
30 September 2005

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that on 30 September 2005 the following non-executive directors of the Company purchased ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R C Alexander	134	16.27
R J Margetts	433	16.27
F T M Phaswana	686	16.27
Sir Mark Moody-Stuart	663	16.27
Dr C E Fay	415	16.27

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
30 September 2005

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that on 30 September 2005 the following non-executive directors of the Company purchased ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R C Alexander	134	16.27
R J Margetts	433	16.27
F T M Phaswana	686	16.27
Sir Mark Moody-Stuart	663	16.27
Dr C E Fay	415	16.27

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
30 September 2005

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that on 30 September 2005 the following non-executive directors of the Company purchased ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R C Alexander	134	16.27
R J Margetts	433	16.27
F T M Phaswana	686	16.27
Sir Mark Moody-Stuart	663	16.27
Dr C E Fay	415	16.27

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
30 September 2005

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 41,459,963 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
26 September 2005	95,998
27 September 2005	159,057
28 September 2005	81,382
29 September 2005	119,989
30 September 2005	231,873

The Company was advised of these transactions on 30 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
30 September 2005

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 41,459,963 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
26 September 2005	95,998
27 September 2005	159,057
28 September 2005	81,382
29 September 2005	119,989
30 September 2005	231,873

The Company was advised of these transactions on 30 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
30 September 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 41,459,963 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
26 September 2005	95,998
27 September 2005	159,057
28 September 2005	81,382
29 September 2005	119,989
30 September 2005	231,873

The Company was advised of these transactions on 30 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
30 September 2005

K:\Min\Compsec\LSE\LSE trust notification - 30.09.05.doc

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 41,459,963 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
26 September 2005	95,998
27 September 2005	159,057
28 September 2005	81,382
29 September 2005	119,989
30 September 2005	231,873

The Company was advised of these transactions on 30 September 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
30 September 2005

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,331 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 July to 30 September 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,852,004 Shares.

N Jordan
Company Secretary

30 September 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,331 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 July to 30 September 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,852,004 Shares.

N Jordan
Company Secretary

30 September 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,331 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 July to 30 September 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,852,004 Shares.

N Jordan
Company Secretary

30 September 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,331 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 July to 30 September 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,852,004 Shares.

N Jordan
Company Secretary

30 September 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,331 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 July to 30 September 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,852,004 Shares.

N Jordan
Company Secretary

30 September 2005

END.